Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: (212) 455-2000 FACSIMILE: (212) 455-2502

Direct Dial Number (212) 455-2293	E-Mail Address rbekkerus@stblaw.com

February 18, 2020

VIA EDGAR TRANSMISSION

Re:             GFL Environmental Holdings Inc.

Amendment No. 8 to Registration Statement on Form F-1

Filed on July 19, 2019

CIK No. 0001780232

Asia Timmons-Pierce

Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of GFL Environmental Holdings Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 8 (“Amendment No. 8”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”).

The Company has revised the Registration Statement to (1) provide the Staff with the following responses to the Staff’s comment letter, dated February 12, 2020 (the “Comment Letter”), regarding Amendment No. 7 to the Registration Statement and (2) otherwise update the Company’s disclosure, including the filing of certain exhibits to the Registration Statement.

To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in our response correspond to the pages of Amendment No. 8. Unless otherwise defined below, terms defined in Amendment No. 8 and used below shall have the meanings given to them in Amendment No. 8. The response and information described below are based upon information provided to us by the Company.

Form F-1/A Filed February 4, 2020

Capitalization, page 73

1.                                      We note your response to comment 2. Your response indicates that the Unit Offering as well as the offering of the subordinate voting shares will be done on a best-efforts basis; therefore, it appears that there is not a firm commitment for either offering. Please further clarify whether they are a best-efforts minimum/maximum offering or a best-efforts all-or-none offering. Given that these offerings are being done on a best-efforts basis, please tell us how you determined that the proceeds from both offerings should be reflected in the Capitalization Table. In your explanation regarding the Unit Offering, please also explain your basis for assuming that it will take place and should be included in the Capitalization Table given that your response states “to the extent it is completed.” Further, it remains unclear how the adjustment for the Units Offering is factually supportable as contemplated by Article 11-02 of Regulation S-X given the disclosure that readers should not assume completion of the Unit Offering will actually take place.

In response to the Staff’s comment, the Company respectfully advises the Staff that each of the offering of subordinate voting shares and the Unit Offering will be done on a firm commitment basis.  As a result, the “As Further Adjusted” column in the Capitalization table on page 73 will show the impact of the offering of subordinate voting shares and the Unit Offering on the Company’s capitalization.

Accounting for the Units, page A-37

2.                                      Please expand your disclosures to further address how you determined the appropriate accounting for the Units. Please specifically address:

•                       how you determined the purchase contract portion of the unit should be accounted for as a derivative measured at fair value through profit and loss; and

•                       the methodology that will be used to allocate the issuance costs between the amortizing note and the purchase contract.

In response to the Staff’s comment, the Company has revised its disclosure on pages 74 and A-37 of Amendment No. 8.

Description of the Purchase Contracts
Waiver of Jury Trial, page A-60

3.                                      We note your response that the waiver of jury trial provisions in the agreements governing the Units will not apply to any claim under the U.S. federal securities laws. Please ensure that the waiver of jury trial provisions in the agreements governing the Units states this clearly.

In response to the Staff’s comment, the Company respectfully advises the Staff that the waiver of jury trial provisions in the agreements governing the Units state that such waiver does not apply to any claim under the U.S. federal securities laws.  Forms of these agreements have been filed with Amendment No. 8.

General

4.             We note from your response to comment 2 of our prior letter that you intend to conduct the Unit Offering and the subordinate voting shares on a best efforts basis. Please revise your cover page to disclose type of offering that you are conducting and make applicable changes throughout your prospectus.

In response to the Staff’s comment, the Company respectfully advises the Staff that each of the offering of subordinate voting shares and the Unit Offering will be done on a firm commitment basis.  As a result, the Company advises the Staff that no changes are being made to the cover page or the prospectus in this regard.

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Please do not hesitate to call Ryan Bekkerus at (212) 455-2293 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

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